UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

☒        ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended March 30, 2004.

OR

☐        TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from              to              Commission file no.  0-20289

A: Full title of the plan and the address of the plan, if different from that of the issuer named below:

KEMET Employees’ Savings Plan

B: Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

KEMET Corporation

Post Office Box 5928

Greenville, South Carolina 29606

REQUIRED INFORMATION

Financial Statements and Schedule.  The financial statements and schedule included herewith relating to the KEMET Employees’ Savings Plan the (“Plan”) were prepared in accordance with the financial reporting requirements of ERISA and are provided pursuant to Instruction 4 of Form 11-K.

Consent of Independent Registered Public Accounting Firm.

SIGNATURE

The Plan.  Pursuant to the requirements of the Securities Act of 1934, the Administrative Committee of the KEMET Employees’ Savings Plan has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

KEMET EMPLOYEES’ SAVINGS PLAN

September 27, 2004	By	/S/ David E. Gable
David E. Gable

Vice President and Chief Financial Officer For the Administrative Committee

Report of Independent Registered Public Accounting Firm

The Board of Directors
KEMET Electronics Corporation:

We have audited the accompanying statements of net assets available for benefits of KEMET Employees’ Savings Plan (the Plan) as of March 30, 2004 and 2003, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of March 30, 2004 and 2003, and the changes in net assets available for benefits for the years then ended in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule of assets (held at end of year) has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/S/ KPMG LLP

Greenville, South Carolina
September 22, 2004

KEMET EMPLOYEES’ SAVINGS PLAN

Statements of Net Assets Available for Benefits

March 30, 2004 and 2003

	2004	2003
Assets:
Investments (note 6)	$97,498,180	72,315,823
Employer contributions receivable	2,227,235	1,681,325
Interest and dividends receivable	80,682	91,552
Total assets	99,806,097	74,088,700
Liabilities:
Excess contributions refundable	—	187,845
Total liabilities	—	187,845
Net assets available for benefits	$99,806,097	73,900,855

See accompanying notes to financial statements.

KEMET EMPLOYEES’ SAVINGS PLAN

Statements of Changes in Net Assets Available for Benefits

Years ended March 30, 2004 and 2003

	2004	2003
Additions to net assets attributed to:
Investment income (loss):
Net appreciation (depreciation) in fair value of investments (note 6)	$18,750,501	(20,641,073)
Interest and dividends	1,957,953	2,141,477
	20,708,454	(18,499,596)
Contributions:
Participants’	11,728,171	4,123,162
Employer’s	2,251,571	1,710,298
	13,979,742	5,833,460
Total additions (deductions)	34,688,196	(12,666,136)
Deductions from net assets attributed to:
Benefits paid to participants	8,777,753	8,134,246
Administrative expenses	5,201	6,100
Total deductions	8,782,954	8,140,346
Net increase (decrease)	25,905,242	(20,806,482)
Net assets available for benefits:
Beginning of year	73,900,855	94,707,337
End of year	$99,806,097	73,900,855

See accompanying notes to financial statements.

KEMET EMPLOYEES’ SAVINGS PLAN

Notes to Financial Statements

March 30, 2004 and 2003

(1)                     Description of Plan

The following description of the KEMET Employees’ Savings Plan (Plan) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions.

(a)                      General

The Plan is a defined contribution plan sponsored by KEMET Electronics Corporation (Company) covering all full-time employees of the Company, its parent and its subsidiaries. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

(b)                      Contributions

Until July 1, 2003, participants could choose one or both of the savings types available, which were the 401(k) and the Personal Investment Account (PIA).  Participants were allowed to contribute between 2.50% and 7.50% of their annual compensation as their basic contribution to the Plan.  These contributions could be made on a pretax basis to the 401(k) or an after tax basis to the PIA.  Until July 1, 2003, the Company matched 50% of the 401(k) and 30% of the PIA contributions, subject to the basic savings rate limit of 7.50%.  Effective July 1, 2003, the Plan was amended to reduce the minimum salary deferral election permitted to 1% of compensation, and to increase the maximum salary deferral to 25% of compensation.  In addition, after tax employee contributions to the Plan are no longer permitted.  Also, effective July 1, 2003, the Company matches 100% of 401(k) contributions, not to exceed 6% of the participant’s compensation.  Additional amounts may be contributed at the option of the Company’s board of directors.  There were no additional contributions in 2004 or 2003.

Contributions are subject to certain Internal Revenue Code (IRC) limitations.  Excess contributions to be returned to participants are shown as a liability in the accompanying statements of net assets available for benefits.

 (c)                    Participant Accounts

Each participant’s account is credited with (a) the participant’s contribution, (b) the Company’s matching contribution, (c) allocations of the Company’s additional contribution, and (d) Plan earnings (losses). Allocations are based on participant earnings (losses) or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s account.

(d)                      Vesting

Participants are immediately vested in their voluntary contributions plus actual earnings (losses) thereon.  Until July 1, 2003, participants vested after one year of service in the Company matching contributions plus actual earnings (losses) thereon.  Effective July 1, 2003, the Plan was amended so that participants are immediately vested in the Company matching contributions plus actual earnings (losses) thereon.

(e)        Investment Options

Participants may direct their investments in one or more of 10 investment options, which include nine mutual funds (registered investment companies) and the KEMET Corporation Stock fund.

(f)        Participant Loans

Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum of $50,000, or 50% of their total vested account balance. Loan transactions are treated as deductions from participants’ accounts and accounted for separately. Loan terms range from 1-5 years or up to 15 years for the purchase of a primary residence. The loans are secured by the balance in the participant’s account and bear interest at the prime lending rate plus 1% as of the date of the loan. As of March 30, 2004, interest rates ranged from 5.00% to 10.00% on participant loans. Principal and interest are paid through payroll deductions.

(g)       Payment of Benefits

On termination of service due to death, disability, or retirement, a participant may elect to receive either a lump-sum amount equal to the value of the participant’s vested interest in his or her account, or annual installments over a ten year period. For termination of service due to other reasons, a participant may receive the value of the vested interest in his or her account as a lump-sum distribution.

(h)       Forfeited Accounts

Forfeited accounts are used to reduce future employer contributions.

(2)       Summary of Significant Accounting Policies

(a)       Basis of Accounting

The financial statements of the Plan are prepared under the accrual method of accounting in accordance with U.S. generally accepted accounting principles.

(b)       Investment Valuation and Income Recognition

Under the terms of a trust agreement between T. Rowe Price and the Plan, T. Rowe Price manages a trust fund on behalf of the Plan which includes all Plan investments.  Transactions with T. Rowe Price represent party-in-interest transactions with the Plan.

The investments and changes therein of this trust fund have been reported to the Plan as having been determined through the use of fair values for all assets of the trust fund as reported by T. Rowe Price. Shares of registered investment companies are valued at quoted market prices which represent the net asset value of shares held by the Plan at year-end. The Stable Value fund is stated at estimated fair value which is based on the unit values of the fund.  The Company’s stock is valued at its quoted market price.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Receivables of the Plan are recorded at cost, which approximates fair value, due to their short term maturity.

(c)        Payment of Benefits

Benefits are recorded when paid.

(d)       Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions. These estimates and assumptions affect the reported amount of assets, liabilities, and changes therein and the disclosure of contingent assets and liabilities. Actual results could differ from these estimates and assumptions.

The Plan’s investments include funds which invest in various types of investment securities and in various companies within various markets. Investment securities are exposed to several risks, such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the Plan’s financial statements and schedule.

 (3)      Related Party Transactions

Certain Plan investments are shares of mutual funds managed by T. Rowe Price. T. Rowe Price is the trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest. Fees paid by the Plan to T. Rowe Price for loan administration services were $5,201 in 2004 and $6,100 in 2003. The Plan also has investments in common stock of KEMET Corporation, who is the Plan Sponsor.  The Plan Sponsor pays all other administrative expenses.

(4)       Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to amend it from time to time, to discontinue its contributions at any time, and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will remain 100% vested in their accounts.

(5)       Tax Status

The Internal Revenue Service has determined and informed the Company by a letter dated December 12, 1994, that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (IRC). The Plan has been amended since receiving the determination letter. However, the Plan administrator believes that the Plan is designed and is currently being operated in compliance with the applicable provisions of the IRC.

(6)       Investments

At March 30, 2004 and 2003 investments of the Plan were as follows, with items comprising more than 5% of net assets separately stated:

	2004	2003
Investments at fair value:
At quoted market prices
Registered investment companies (mutual funds):
T. Rowe Price Mid Cap Growth Fund	$11,137,894	7,256,124
T. Rowe Price Balanced Fund	9,721,647	7,553,290
T. Rowe Price Equity Income Fund	14,124,985	10,306,473
T. Rowe Price Small Cap Value Fund	6,628,231	3,732,349
T. Rowe Price Blue Chip Growth Fund	4,092,716	2,472,006
All other funds	7,602,203	4,211,645
	53,307,676	35,531,887
Common stock of KEMET Corporation	15,037,950	9,323,362
At estimated fair value
T. Rowe Price Stable Value Fund	27,248,887	25,238,119
Participant loans	1,903,667	2,222,455
Total investments, at fair value	$97,498,180	72,315,823

During the Plan years ended March 30, 2004 and 2003, the Plan’s investments appreciated (depreciated) in value by $18,750,501 and $(20,641,073), respectively, as follows:

	2004	2003
Registered investment companies (mutual funds)	$12,266,665	(9,606,141)
Common stock of KEMET Corporation	6,483,836	(11,034,932)
	$18,750,501	(20,641,073)

Schedule 1

KEMET EMPLOYEES’ SAVINGS PLAN

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

March 30, 2004

		(c)
(a)	(b)	Description of investment
Party	Identity of issue,	including maturity date,		(e)
in-	borrower, lessor,	rate of interest, collateral,	(d)	Current
interest	or similar party	par, or maturity value	Cost	value
*	T. Rowe Price	Stable Value Fund	**	$27,248,887
*	T. Rowe Price	Equity Income Fund	**	14,124,985
*	KEMET Corp.	Common Stock	**	15,037,950
*	T. Rowe Price	Balanced Fund	**	9,721,647
*	T. Rowe Price	Mid-Cap Growth Fund	**	11,137,894
*	T. Rowe Price	Small-Cap Value Fund	**	6,628,231
*	T. Rowe Price	Blue Chip Growth Fund	**	4,092,716
*	T. Rowe Price	Science & Technology Fund	**	3,565,056
*	T. Rowe Price	International Stock Fund	**	2,260,268
*	T. Rowe Price	Spectrum Income Fund	**	1,776,879
	Participants	Loans, interest rates ranging 5.00% to 10.00%	**	1,903,667
				$97,498,180

*      A party-in-interest as defined by ERISA.

**    Cost omitted for participant–directed investments.

See report of independent registered public accounting firm.

Exhibit Index

Exhibit Number	Description

23	Consent of Independent Registered Public Accounting Firm